SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934
Natural Resource Partners L.P.
(Name of Issuer)

Common Units of Limited Partnership Interests
(Title of Class of Securities)

63900P 10 3
(CUSIP Number)

Cline Resource and Development Company 3801 PGA Boulevard, Suite 903 Palm Beach Gardens, Florida 33410 Attn: John Dickinson Phone: 561-626-4999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Gregory P. Patti, Jr., Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-6000

April 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS:
Christopher Cline
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,917,548 Common Units

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,917,548 Common Units

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,917,548 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

1	NAME OF REPORTING PERSONS:
Cline Resource and Development Company
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 55-0703311
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
West Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAME OF REPORTING PERSONS:
Insight Resource, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 20-1796775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (See Instructions)
OO (Limited Liability Company)

1	NAME OF REPORTING PERSONS:
Cutlass Collieries LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 45-5184151
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (See Instructions)
OO (Limited Liability Company)

Item 1.    Security and Issuer.

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D originally filed on February 1, 2013 by the Reporting Persons (as defined below) (as so amended and supplemented, this “Schedule 13D”) related to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.  Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2. Identity and Background.

(a) — (c), (f). This statement is being filed jointly by: (i) Christopher Cline (“Cline”); (ii) Cline Resource and Development Company, a West Virginia corporation (“CRDC”); (iii) Insight Resource, LLC, a Nevada limited liability company (“Insight”); and (iv) Cutlass Collieries LLC, a Delaware limited liability company (“Cutlass” and, together with Cline, CRDC and Insight, the “Reporting Persons”).

Insight is the managing member of Cutlass.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.

John Dickinson is an executive officer of CRDC (the “CRDC Officer”).  Each of Cline and the CRDC Officer is a citizen and resident of the United States.

The Reporting Persons are principally engaged in the business of acquiring coal reserves and developing mines and mining infrastructure.  The address of the principal business and principal office of the Reporting Persons and the CRDC Officer is c/o Cline Resource and Development Company, 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida 33410.

(d) — (e). To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.    Purpose of the Transaction

On January 23, 2013, Cutlass purchased 756,914 Common Units from the Partnership pursuant to the Unit Purchase Agreement for an aggregate purchase price of approximately $15,000,000.  On April 4, 2013, Cutlass effected an in-kind distribution of all of its 756,914 Common Units (the “Distributed Units”) to its direct and indirect owners, for no additional consideration, including the distribution of 15,138 Common Units to Cline, for no additional consideration.

The purpose of the distribution of the Distributed Units is to provide potential liquidity to the direct and indirect owners of Cutlass with respect to the Distributed Units and to permit such persons to control the retention or sale of the Distributed Units and the timing thereof.  The Reporting Persons anticipate that the Partnership will shortly file a registration statement on Form S-3 to register the potential resale by the holders thereof of the Distributed Units (including the 15,138 Common Units distributed to Cline).

Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may acquire from time to time additional securities (including Common Units) of the Partnership in the open market or in privately negotiated transactions, by exchange offer or otherwise.

As a result of the distribution, the only Reporting Person that beneficially owns any Common Units is Cline.  All securities that may be deemed to be beneficially owned by Cline are held by Cline for investment purposes.  Cline may, from time to time, retain or sell all or a portion of its securities of the Partnership in the open market, pursuant to a registered public offering or in privately negotiated transactions.  Cline may, from time to time, pledge or grant a security interest in the securities of the Partnership (including Common Units) and, if the Reporting Person were to default in the performance of its secured obligations, the pledgees or secured parties may offer and sell such securities of the Partnership, including pursuant to the Registration Statement with such amendments or supplements to the Registration Statement, if any, as may be required by law.  The Common Units held by Mr. Cline are currrently held in margin accounts.

Any actions that Cline might undertake will be dependent upon his review of numerous factors, including, among other things, the availability of securities of the Partnership (including Common Units) for purchase and the price levels of such securities, trading prices of the Common Units, general market and economic conditions, ongoing evaluation of the Partnership’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of management of the Partnership and other future developments.

Item 5.    Interest in Securities of Issuer.

(a)           Insight is the managing member of Cutlass.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  On April 4, 2013, Cutlass effected an in-kind distribution of all of its 756,914 Common Units held of record by Cutlass to its direct and indirect owners, for no additional consideration, including the distribution of 15,138 Common Units to Cline.  Accordingly, inclusive of the 4,902,410 Common Units held directly by Cline immediately prior to the distribution, Cline is deemed to have sole voting and dispositive control over 4,917,548 Common Units representing approximately 4.5% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units as set forth in the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2013).  Each of CRDC, Insight and Cutlass are no longer deemed to share any voting and/or dispositive control over any Common Units.  See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

The Common Units reported in this Schedule 13D as beneficially owned by Cline do not include an aggregate of 5,349,816 Common Units that are owned of record by each of four trusts, in equal amounts, for the benefit of Cline’s children, the beneficial ownership of which is expressly disclaimed by the Reporting Persons.  The trustee of each of the trusts is Donald Holcomb, who may be deemed to beneficially own the Common Units held by the trusts, and who was formerly an executive officer of CRDC.  In addition, Mr. Holcomb is the manager of Ikes Fork, LLC (“Ikes Fork”), which is the owner of record of 120,134 Common Units, which may be deemed to be beneficially owned by Mr. Holcomb, and the beneficial ownership of which is expressly disclaimed by the Reporting Persons.  The Common Units owned of record by the four trusts and Ikes Fork in the aggregate represent 4.98% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units, as set forth in the Partnership’s Annual Report on Form 10-K filed on February 8, 2013).  In addition, John Dickinson, who is the CRDC Officer, is the sole manager of (i) Munsen, LLC (“Munsen”), which is the owner of record of 412,614 Common Units, which may be deemed to be beneficially owned by Mr. Dickinson and (ii) Filbert Holding LLC (“Filbert”), which is the owner of record of 252,305 Common Units, which may be deemed to be beneficially owned by Mr. Dickinson.  Mr. Dickinson is also a trustee of a trust that is the owner of record of approximately 2,800 Common Units, which may be deemed to be beneficially owned by Mr. Dickinson.  The beneficial ownership of such Common Units which may be deemed to be beneficially owned by Mr. Dickinson is expressly disclaimed by the Reporting Persons.  The Common Units owned of record by Munsen, Filbert and the trust of which Mr. Dickinson is a trustee in the aggregate represent 0.61% of the outstanding Common Units (percentage based on the denominator of 109,812,408 Common Units outstanding as set forth in the Partnership’s Annual Report on Form 10-K filed on February 28, 2013).

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote or sole power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c)           The Reporting Persons have not engaged in any transactions in any Common Units during the past sixty days except as described above.

(d)           Not applicable.

(e)           Immediately following the distribution of the Distributed Units by Cutlass on April 4, 2013, each of Cline, CRDC, Insight and Cutlass ceased to be a beneficial owner of more than five percent of the outstanding Common Units.

Item 7.    Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 10, 2013

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Insight Resource, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Cutlass Collieries LLC

By:	Insight Resource, LLC, its Managing Member

	By:	Cline Resource and Development Company, its Managing Member

		By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 10th day of April, 2013.

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Insight Resource, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person

Cutlass Collieries LLC

By:	Insight Resource, LLC, its Managing Member

	By:	Cline Resource and Development Company, its Managing Member

		By:	/s/ Christopher Cline
Name: Christopher Cline
Title: Authorized Person